VL 197 B-2004 NJ

      RIDER FOR FLEXIBLE TERM INSURANCE BENEFITON
LIFE OF INSURED

This rider is a part of this contract only if it is listed on a contract data page. Except as described below under Suicide, the provisions of this contract apply to this rider as issued.

Rider Death Benefit

We will pay an amount under this benefit if we receive due proof that the Insured died; (1) in the term period for this benefit; and (2) while this contract is in force and not in default past the last day of the grace period. The term period starts on the contract date. The term period ends on the contract anniversary on or after the Insured’s one hundredth birthday. Our payment is subject to all the provisions of the benefit and of the rest of the contract.

To determine the rider death benefit on any date, we first take the effective Target Coverage Amount shown in the Life Insurance on the Insured section of the contract data pages and subtract from it the death benefit as calculated in the Death Benefit provision. If this contract has a Type A death benefit (see Type of Death Benefit in the contract data pages), the resultant amount is the rider death benefit. If this contract has a Type B death benefit, the rider death benefit is the resultant amount plus the contract fund before deduction of any monthly charges due on that date.

If the rider death benefit is less than zero, we consider it to be zero.

Rider Charges

On each monthly date, we will deduct a charge for this rider from the contract fund. To determine the maximum charge for this rider, we use the following method:

We determine the maximum cost of insurance rate for each currently effective rider coverage segment amount shown in the Segment Table in the contract data pages using the maximum monthly rate shown under the Table of Maximum Monthly Insurance Rates for the appropriate rating class. If there is only one rider coverage segment amount currently in effect, we multiply the rate by the rider death benefit amount divided by $1000.

If there are two or more rider coverage segment amounts currently in effect, we first allocate the rider death benefit amount to each rider coverage segment based on the proportion of its rider coverage amount to the total of all rider coverage amounts currently in effect. We multiply the rate by the apportioned rider death benefit amount for each rider segment component amount divided by $1000 and add the results.

We will also deduct a monthly administrative charge for this rider as sown under Adjustments to the Contract Fund. Charges for this rider may change from time to time. In deciding whether to change any of these charges, we will, at least every five years but not more often than once each year, consider future expectations for mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in our assumptions is needed. Changes in factors will be by class. All charges will be determined only prospectively; that is, we will not recoup prior losses or distribute prior gains by means of these charges.

VL 197 B-2004 NJ

Requested Changes in Rider Coverage Amount

You may change the Rider Coverage Amount, while this rider is in force, subject to our approval and the following conditions:

You must ask for the change in a form that meets our needs. The change must be one permitted by our current underwriting rules.

The amount of an increase or decrease must be at least equal to the minimum increase or decrease in the Rider Coverage Amount shown under Contract Limitations in the contract data pages.

The Rider Coverage Amount after a decrease must be at least equal to the minimum Rider Coverage Amount shown under Contract Limitations in the contract data pages. If we ask you to do so, you must send us the contract to be endorsed. You must prove to us that the Insured is insurable for any increase. The contract must not be in default.

We may deny an increase if it would cause the number of segments shown in the Segment Table in the contract data pages to exceed ninety-nine.

A change will take effect only if we approve your request for it at our Home Office. Unless you ask us otherwise, the change will take effect on the monthly date immediately following the date we approve the change. You may request an earlier date, but it may not be more than 90 days prior to the date of request. If we approve the change, we will also recompute the contract’s charges, values and limitations. We will send you new contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the Insured is not living on the effective date, the change will not take effect. We may deduct the administrative charge (shown under Adjustments to the Contract Fund) for the change.

      Effect of a Withdrawal on the Rider Coverage Amount

        To determine the effect of a withdrawal on the rider coverage amount, we first compute the following: (A) The net amount at risk (see Contract Fund) plus the rider death benefit (see Rider Death Benefit) immediately prior to the withdrawal; and (B) The net amount at risk plus the rider death benefit immediately following the withdrawal (see Withdrawals).

If amount (A) is equal to or greater than amount (B), the withdrawal will have no effect on the Rider Coverage Amount.

If amount (A) is less than amount (B), we consider this amount to be an increase in the total amount at risk. You must prove to us that the Insured is insurable for this increase. Otherwise, we may reduce the Rider Coverage Amount and, consequently, the Target Coverage Amount by the amount of this increase. The reduction in the coverage amounts will never be greater than the withdrawal amount. We will send you new contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations.

Suicide

The Suicide Exclusion provision of the contract applies to this rider as issued.

If the Insured, whether sane or insane, dies by suicide after two years from the issue date but within two years of the effective date of an increase in the Rider Coverage Amount, we will pay, as to the increase in the Rider Coverage Amount, no more than the sum of the charges for the increase.

Termination

This rider will end on the earliest of: the end of its term period; the end of the grace period if the contract is in default and the premium required to bring it out of default has not been paid; the date the contract is surrendered for its net cash value if it has one; and the date the contract ends for any other reason.

This Supplementary Benefit rider attached to this contract on the Contract Date